SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information To Be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRANSITION THERAPEUTICS INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

893716209

(CUSIP Number)

Jack W. Schuler

c/o Crabtree Partners LLC

28161 North Keith Drive

Lake Forest, Illinois 60045

(847) 607-2066

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

August 15, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 893716209	13D	Page 2 of 15

1	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 2,823,010
	8	Shared voting power 3,389,195
	9	Sole dispositive power 2,823,010
	10	Shared dispositive power 3,389,195
11	Aggregate amount beneficially owned by each reporting person 6,212,205
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 20.72%*
14	Type of reporting person IN

*	This calculation was made on the basis of 29,978,667 common shares outstanding, derived as follows: (i) 26,934,634 shares outstanding as of July 29, 2013, as disclosed by the Company; plus (ii) 2,625,298 shares issued to the purchasers in the private placement described in Item 5(c) (the “Private Placement”) (including the 577,566 shares that the Schuler Family Foundation purchased); and plus (iii) the warrants for 418,735 shares that the Foundation acquired in the Private Placement.

CUSIP 893716209	13D	Page 3 of 15

1	Name of reporting person I.R.S. identification number (entity only) Renate Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 37,000
	8	Shared voting power 3,389,195
	9	Sole dispositive power 37,000
	10	Shared dispositive power 3,389,195
11	Aggregate amount beneficially owned by each reporting person 3,426,195
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.43%*
14	Type of reporting person IN

*	This calculation was made on the basis of 29,978,667 common shares outstanding, derived as follows: (i) 26,934,634 shares outstanding as of July 29, 2013, as disclosed by the Company; plus (ii) 2,625,298 shares issued to the purchasers in the Private Placement (including the 577,566 shares that the Schuler Family Foundation purchased); and plus (iii) the warrants for 418,735 shares that the Foundation acquired in the Private Placement.

CUSIP 893716209	13D	Page 4 of 15

1	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 3,389,195
	8	Shared voting power 0
	9	Sole dispositive power 3,389,195
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,389,195
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.31%*
14	Type of reporting person CO

*	This calculation was made on the basis of 29,978,667 common shares outstanding, derived as follows: (i) 26,934,634 shares outstanding as of July 29, 2013, as disclosed by the Company; plus (ii) 2,625,298 shares issued to the purchasers in the Private Placement (including the 577,566 shares that the Schuler Family Foundation purchased); and plus (iii) the warrants for 418,735 shares that the Foundation acquired in the Private Placement.

CUSIP 893716209	13D	Page 5 of 15

1	Name of reporting person I.R.S. identification number (entity only) Tanya Eva Schuler Trust EIN 36-7205458
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,315,366
	8	Shared voting power 0
	9	Sole dispositive power 1,315,366
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,315,366
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.41%*
14	Type of reporting person OO

*	This calculation was made on the basis of 29,854,373 common shares outstanding, derived as follows: (i) 26,934,634 shares outstanding as of July 29, 2013, as disclosed by the Company; plus (ii) 2,625,298 shares issued to the purchasers in the Private Placement (including the 406,126 shares that the Tanya Eva Schuler Trust purchased); and plus (iii) the warrants for 294,441 shares that the Trust acquired in the Private Placement.

CUSIP 893716209	13D	Page 6 of 15

1	Name of reporting person I.R.S. identification number (entity only) Therese Heidi Schuler Trust EIN 36-7205459
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,178,747
	8	Shared voting power 0
	9	Sole dispositive power 1,178,747
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,178,747
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.95%*
14	Type of reporting person OO

*	This calculation was made on the basis of 29,854,373 common shares outstanding, derived as follows: (i) 26,934,634 shares outstanding as of July 29, 2013, as disclosed by the Company; plus (ii) 2,625,298 shares issued to the purchasers in the Private Placement (including the 406,126 shares that the Therese Heidi Schuler Trust purchased); and plus (iii) the warrants for 294,441 shares that the Trust acquired in the Private Placement.

CUSIP 893716209	13D	Page 7 of 15

1	Name of reporting person I.R.S. identification number (entity only) Tino Hans Schuler Trust EIN 36-7205456
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,144,748
	8	Shared voting power 0
	9	Sole dispositive power 1,144,748
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,144,748
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.83%*
14	Type of reporting person OO

*	This calculation was made on the basis of 29,854,373 common shares outstanding, derived as follows: (i) 26,934,634 shares outstanding as of July 29, 2013, as disclosed by the Company; plus (ii) 2,625,298 shares issued to the purchasers in the Private Placement (including the 406,126 shares that the Tino Hans Schuler Trust purchased); and plus (iii) the warrants for 294,441 shares that the Trust acquired in the Private Placement.

CUSIP 893716209	13D	Page 8 of 15

This Amendment No. 1 to Schedule 13D is filed to amend and restate the Schedule 13D filed by certain of the reporting persons on November 29, 2011 in respect of common shares of Transition Therapeutics Inc.

The Schedule 13D is amended and restated to read as follows:

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common shares of Transition Therapeutics, Inc., an Ontario corporation (“TTHI”), whose principal executive offices are located at 101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7.

Item 2. Identity and Background

The following information is provided for the persons filing this Schedule 13D (the “reporting persons”):

Name:	Jack W. Schuler
Residence or business address:	28161 North Keith Drive
Lake Forest, Illinois 60045
Principal occupation or employment:	Private investor
Citizenship:	United States

Name:	Renate Schuler
Residence or business address:	28161 North Keith Drive
Lake Forest, Illinois 60045
Principal occupation or employment:	Private investor
Citizenship:	United States

Name:	Schuler Family Foundation
Nature:	Not-for-profit corporation
State or other place of organization:	Illinois
Principal business:	Private operating foundation
Principal office:	28161 North Keith Drive
Lake Forest, Illinois 60045

Name:	Tanya Eva Schuler Trust
Nature:	Irrevocable trust
State of organization:	Illinois
Principal business:	not applicable
Principal office:	c/o H. George Schuler, Trustee
Schuler Development
1500 East Industrial Boulevard, Suite 225
McKinney, Texas 75069

CUSIP 893716209	13D	Page 9 of 15

Name:	Therese Heidi Schuler Trust
Nature:	Irrevocable trust
State or other place of organization:	Illinois
Principal business:	not applicable
Principal office:	c/o H. George Schuler, Trustee
Schuler Development
1500 East Industrial Boulevard, Suite 225
McKinney, Texas 75069

Name:	Tino Hans Schuler Trust
Nature:	Irrevocable trust
State or other place of organization:	Illinois
Principal business:	not applicable
c/o H. George Schuler, Trustee
Principal office:
Schuler Development
1500 East Industrial Boulevard, Suite 225
McKinney, Texas 75069

During the last five years, none of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the reporting person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration

Each reporting person used personal funds as the source of payment of the purchase price of the TTHI common shares reported.

In the case of each reporting person, no part of the purchase price is or was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the TTHI common shares reported.

Item 4. Purpose of Transaction

In the case of each reporting person, the TTHI common shares reported were acquired for investment purposes.

Depending upon market conditions and other factors, in the future each reporting person may consider the purchase of additional TTHI common shares, or the disposition of existing shares, in the open market or otherwise; but none of the reporting persons has any plans or proposals at present for any such purchase or disposition.

CUSIP 893716209	13D	Page 10 of 15

None of the persons filing this Schedule 13D has any plans or proposals at present that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TTHI or any subsidiary; (ii) a sale or transfer of a material amount of TTHI’s assets or the assets of any subsidiary; (iii) any change in the present board of directors or management of TTHI or in the number or term of directors or in filling any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of TTHI; (v) any other change in TTHI’s business or corporate structure; (vi) any change in TTHI’s certificate of incorporation or bylaws or other actions that may impede the acquisition or control of TTHI by any person; (vii) causing TTHI common shares or other equity securities of TTHI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of TTHI becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to those enumerated in clauses (i)-(viii).

Item 5. Interest in Securities of the Issuer

The Schuler Family Foundation (the “Foundation”) is a tax-exempt private operating foundation of which Jack W. Schuler and his wife, Renate Schuler, are two of the three directors. The third director is a daughter, Tanya Eva Schuler.

The Tanya Eva Schuler Trust, Therese Heidi Schuler Trust and Tino Hans Schuler Trust (the “Trusts”) are irrevocable trusts that Mr. Schuler established for the benefit of his three children, all of whom are adults and none of whom reside with Mr. and Mrs. Schuler. Mr. Schuler is not a trustee of any of the Trusts.

Mr. Schuler disclaims any beneficial interest in (i) the TTHI common shares owned by the Foundation, (ii) the TTHI common shares owned by any of the Trusts or (iii) the TTHI shares owned by Mrs. Schuler.

Mrs. Schuler disclaims any beneficial interest in (i) the TTHI common shares owned by the Foundation or (ii) the TTHI common shares owned by any of the Trusts.

The reporting persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13D is not, and should not be interpreted as, an admission that the reporting persons constitute a person or a group.

(a)

Jack W. Schuler

Jack W. Schuler may be deemed the beneficial owner of 6,212,205 common shares, consisting of: (i) 2,823,010 shares that he owns; (ii) 2,392,894 shares that the Foundation owned immediately prior to the private placement described in (c) of this Item 5 (the “Private Placement”); (iii) 577,566 shares that the Foundation purchased in the Private Placement; and (iv) warrants for 418,735 shares that the Foundation acquired in the Private Placement. The Foundation’s warrants are exercisable at any time after August 15, 2013 through and including August 15, 2015.

CUSIP 893716209	13D	Page 11 of 15

These shares represent 20.72% of TTHI’s issued and outstanding common shares, determined on the basis of 29,978,667 common shares outstanding, derived as follows: (i) 26,934,634 shares outstanding as of July 29, 2013, as disclosed by the Company; plus (ii) 2,625,298 shares issued to the purchasers in the Private Placement (including the 577,566 shares that the Foundation purchased); and plus (iii) the warrants for 418,735 shares that the Foundation acquired in the Private Placement.

Renate Schuler

Renate Schuler may be deemed the beneficial owner of 3,389,195 common shares, consisting of: (i) 37,000 shares that she owns; (ii) 2,392,894 shares that the Foundation owned immediately prior to the Private Placement; (iii) 577,566 shares that the Foundation purchased in the Private Placement; and (iv) warrants for 418,735 shares that the Foundation acquired in the Private Placement.

These shares represent 11.43% of TTHI’s issued and outstanding common shares, determined on the basis of 29,978,667 common shares outstanding, derived as follows: (i) 26,934,634 shares outstanding as of July 29, 2013, as disclosed by the Company; plus (ii) 2,625,298 shares issued to the purchasers in the Private Placement (including the 577,566 shares that the Foundation purchased); and plus (iii) the warrants for 418,735 shares that the Foundation acquired in the Private Placement.

Schuler Family Foundation

The Foundation may be deemed the beneficial owner of 3,389,195 common shares, consisting of: (i) 2,392,894 shares that the Foundation owned immediately prior to the Private Placement; (ii) 577,566 shares that the Foundation purchased in the Private Placement; and (iii) warrants for 418,735 shares that the Foundation acquired in the Private Placement.

These shares represent 11.31% of TTHI’s issued and outstanding common shares, determined on the basis of 29,978,667 common shares outstanding, derived as follows: (i) 26,934,634 shares outstanding as of July 29, 2013, as disclosed by the Company; plus (ii) 2,625,298 shares issued to the purchasers in the Private Placement (including the 577,566 shares that the Foundation purchased); and plus (iii) the warrants for 418,735 shares that the Foundation acquired in the Private Placement.

Tanya Eva Schuler Trust

The Tanya Eva Schuler Trust may be deemed the beneficial owner of 1,315,366 common shares, consisting of: (i) 614,799 shares that the Trust owned immediately prior to the Private Placement; (ii) 406,126 shares that the Trust purchased in the Private Placement; and (iii) warrants for 294,441shares that the Trust acquired in the Private Placement.

CUSIP 893716209	13D	Page 12 of 15

These shares represent 4.41% of TTHI’s issued and outstanding common shares, determined on the basis of 29,854,373 common shares outstanding, derived as follows: (i) 26,934,634 shares outstanding as of July 29, 2013, as disclosed by the Company; plus (ii) 2,625,298 shares issued to the purchasers in the Private Placement (including the 406,126 shares that the Trust purchased); and plus (iii) the warrants for 294,441 shares that the Trust acquired in the Private Placement.

Therese Heidi Schuler Trust

The Therese Heidi Schuler Trust may be deemed the beneficial owner of 1,178,747 common shares, consisting of: (i) 478,180 shares that the Trust owned immediately prior to the Private Placement; (ii) 406,126 shares that the Trust purchased in the Private Placement; and (iii) warrants for 294,441shares that the Trust acquired in the Private Placement.

These shares represent 3.95% of TTHI’s issued and outstanding common shares, determined on the basis of 29,854,373 common shares outstanding, derived as follows: (i) 26,934,634 shares outstanding as of July 29, 2013, as disclosed by the Company; plus (ii) 2,625,298 shares issued to the purchasers in the Private Placement (including the 406,126 shares that the Trust purchased); and plus (iii) the warrants for 294,441 shares that the Trust acquired in the Private Placement.

Tino Hans Schuler Trust

The Tino Hans Schuler Trust may be deemed the beneficial owner of 1,144,748 common shares, consisting of: (i) 444,181 shares that the Trust owned immediately prior to the Private Placement; (ii) 406,126 shares that the Trust purchased in the Private Placement; and (iii) warrants for 294,441shares that the Trust acquired in the Private Placement.

These shares represent 3.95% of TTHI’s issued and outstanding common shares, determined on the basis of 29,854,373 common shares outstanding, derived as follows: (i) 26,934,634 shares outstanding as of July 29, 2013, as disclosed by the Company; plus (ii) 2,625,298 shares issued to the purchasers in the Private Placement (including the 406,126 shares that the Trust purchased); and plus (iii) the warrants for 294,441 shares that the Trust acquired in the Private Placement.

(b)

Jack W. Schuler
Shares with sole power to vote or to direct the vote	2,823,010
Shares with shared power to vote or direct the vote	3,389,195	*
Shares with sole power to dispose or direct the disposition	2,823,010
Shares with sole power to dispose or direct the disposition	3,389,195	*

*	Mr. Schuler shares the voting and dispositive power in respect of the 3,389,195 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Eva Schuler.

CUSIP 893716209	13D	Page 13 of 15

Renate Schuler
Shares with sole power to vote or to direct the vote	37,000
Shares with shared power to vote or direct the vote	3,389,195	*
Shares with sole power to dispose or direct the disposition	37,000
Shares with sole power to dispose or direct the disposition	3,389,195	*

*	Mrs. Schuler shares the voting and dispositive power in respect of the 3,389,195 shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Eva Schuler.

Schuler Family Foundation
Shares with sole power to vote or to direct the vote	3,389,195
Shares with shared power to vote or direct the vote	0
Shares with sole power to dispose or direct the disposition	3,389,195
Shares with sole power to dispose or direct the disposition	0

Tanya Eva Schuler Trust
Shares with sole power to vote or to direct the vote	1,315,366
Shares with shared power to vote or direct the vote	0
Shares with sole power to dispose or direct the disposition	1,315,366
Shares with sole power to dispose or direct the disposition	0

Therese Heidi Schuler Trust
Shares with sole power to vote or to direct the vote	1,178,747
Shares with shared power to vote or direct the vote	0
Shares with sole power to dispose or direct the disposition	1,178,747
Shares with sole power to dispose or direct the disposition	0

Tino Hans Schuler Trust
Shares with sole power to vote or to direct the vote	1,144,748
Shares with shared power to vote or direct the vote	0
Shares with sole power to dispose or direct the disposition	1,144,748
Shares with sole power to dispose or direct the disposition	0

(c)

On August 15, 2013, TTHI issued and sold to purchasers in a private placement a total of 2,625,300 units at a subscription price of $4.19 per unit for a total subscription price of $11,000,000. Each unit consisted on (i) one common share, (ii) a 0.325 common share purchase warrant with an exercise price per whole share of $4.60, and (iii) a 0.400 common share purchase warrant with an exercise price per whole share of $6.50. The Foundation and the three Trusts were among the 10 purchasers.

CUSIP 893716209	13D	Page 14 of 15

The Foundation subscribed for and on August 15, 2013 purchased 577,566 units for a total subscription price of $2,420,000, receiving (i) 577,566 common shares, (ii) 187,709 0.325 common share purchase warrants with an exercise price per whole share of $4.60, and (iii) 231,026 0.400 common share purchase warrants with an exercise price per whole share of $6.50.

Each of the three Trusts subscribed for and on August 15, 2013 purchased 406,126 units for a total subscription price of $1,701,667, receiving (i) 406,126 common shares, (ii) 131,991 0.325 common share purchase warrants with an exercise price per whole share of $4.60, and (iii) 162,450 0.400 common share purchase warrants with an exercise price per whole share of $6.50.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares that the reporting persons may be deemed to beneficially own.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the reporting persons entered into an agreement on August 21, 2013 with respect to the joint filing of this Schedule 13D and any amendment or amendments. A copy of this joint filing agreement is filed as Exhibit 1 and incorporated into this Item 6 by reference.

As described in Item 5(c), the Foundation subscribed for and purchased 577,566 units for a total subscription price of $2,420,000, and each of the three Trusts subscribed for and purchased 406,126 units for a subscription price of $1,701,667. Copies of the form of subscription agreement and form of warrants are attached as Exhibits 2 and 3.

Except as described in Item 5(c), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of TTHI, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of August 21, 2013, by and among Jack W. Schuler, Renate Schuler, the Schuler Family Foundation, the Tanya Eva Schuler Trust, the Therese Heidi Schuler Trust and the Tino Hans Schuler Trust

Exhibit 2	Form of Subscription Agreement for Units

Exhibit 3	Form of Common Share Purchase Warrants

CUSIP 893716209	13D	Page 15 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2013.

/S/ JACK W. SCHULER
Jack W. Schuler

/S/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

By	/S/ JACK W. SCHULER
Jack W. Schuler, Director

Tanya Eva Schuler Trust

By	/S/ H. GEORGE SCHULER
H. George Schuler, Trustee

Therese Heidi Schuler Trust

By	/S/ H. GEORGE SCHULER
H. George Schuler, Trustee

Tino Hans Schuler Trust

By	/S/ H. GEORGE SCHULER
H. George Schuler, Trustee